

02029037

ARLS
P.E. 12/31/01

RECD S.E.C.
MAR 29 2002
071



A reflection of our community.

PROCESSED
APR 09 2002
THOMSON
FINANCIAL



North Bay Bancorp
Annual Report
2 0 0 1



A true community bank reflects the values and aspirations of the communities it serves through local shareholders, directors, employees and customers. The financial resources generated by the bank are returned to communities with loans to local consumers and businesses, financial returns to local shareholders, quality employment for residents, donations of money and employee time to community charities and excellent service with fair pricing for customers. We are a company of true community banks dedicated to fulfilling this mission.

contents

To Our Shareholders | 4

Selected Financial Data | 6

Management's Discussion and Analysis of Financial Condition and Results of Operations | 7

Balance Sheets | 13

Income Statements | 14

Statements of Changes in Shareholders' Equity | 15

Statements of Cash Flows | 16

Notes to Financial Statements | 17

Report of Independent Public Accountants | 33

Directors | 34

Corporate Information | 35

To Our Shareholders

We are pleased to report that your Company remains on course to realize its ambitious vision. Our major goals continue as follows: (1) remain independent, (2) grow beyond $500 million in assets within two years, (3) capitalize on opportunities to enter underserved contiguous markets, (4) be the premier financial services provider in markets we serve and (5) skillfully utilize technology for competitive advantage. We believe effective execution of this strategy will provide an excellent return on shareholders' equity and growth in earnings per share that should advance us towards our objective for North Bay Bancorp stock to command a market premium and provide consistent liquidity.



Terry L. Robinson
President, Chief Executive Officer

Both subsidiary banks exceeded our growth projections for 2001, with a 32% consolidated growth in assets. Our net income of $3,022,166, or $1.46 per share, slightly exceeded our plan. The return on average equity of 10.61% was consistent with our plan, while the return on average assets of 1.0% was slightly below plan due to the growth in deposits outpacing the growth in loans. The third and fourth quarters of 2001 were particularly strong as we were able to realize financial returns from our substantial asset growth. Unlike most of our California community bank peers, our net interest margin did not narrow significantly during the year. This is the result of managing our balance sheet to be as interest rate "neutral" as possible, so that changes in market interest rates do not significantly impact our net income. We believe this is the optimum position to assume for the sake of long-term financial returns.



Thomas F. Malloy
Chairman of the Board

We anticipate strong growth again in 2002, bolstered by the January 2002 openings of The Vintage Bank's St. Helena Office and Solano Bank's Vallejo Office. Returns on average equity and average assets are expected to be slightly better than in 2001, but short of our long-term goal of earning a return on shareholders' equity of 15% or more. Solano Bank is projected to reach break-even operations during the third quarter of 2002. The Vintage Bank is expected to continue its strong earnings through 2002, although the opening of the St. Helena Office (and the associated occupancy and person-

nel expense) will have a temporary dampening impact on earnings. Additionally, we anticipate some narrowing of our net interest margin during the year, an inevitable result of our current low interest rate environment and intense price competition on loan and deposit rates. We continue to project that year 2003, when Solano Bank will be operating profitably for the entire year, will mark our return to generating financial returns above our peers. During 2003, we anticipate The Vintage Bank's St. Helena expansion will be contributing to profits and the consolidated Company attaining a size that allows us to realize the economies of scale we have sought with our rapid growth strategy.

We have continued to build a "foundation" for our planned growth. While we have excellent physical facilities and technology equipment, our success is most dependent on effectively deploying our human capital. We have reached outside our Company to attract people with specific skills and backgrounds while restructuring roles and responsibilities of existing key members of our management team to better capitalize on their strengths. We are evolving into a Customer Relationship Management (CRM) organization, structured to focus our efforts on serving our best and most profitable customers while attracting more customers with similar characteristics.

In summary, we remain on course towards the vision initiated in 1999 with the decision to form a holding company for The Vintage Bank and commence organization of a new bank in Solano County. The journey thus far has been both challenging and rewarding. We thank you, our Shareholders, for embracing the vision and supporting our endeavor. We remain convinced this is the optimum strategy to best serve your interests.

Very truly yours,



Terry L. Robinson
President & Chief Executive Officer



Thomas F. Malloy
Chairman of the Board

This letter to shareholders contains forward-looking statements with respect to the financial condition, results of operation and business of North Bay Bancorp and its subsidiaries. These include, but are not limited to, statements that relate to or are dependent on estimates or assumptions relating to the prospects of loan growth, credit quality and certain operating efficiencies resulting from the operations of The Vintage Bank and Solano Bank. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) competitive pressure among financial services companies increases significantly; (2) changes in the interest rate environment reduce interest margins; (3) general economic conditions, internationally, nationally or in the State of California are less favorable than expected; (4) legislation or regulatory requirements or changes adversely affect the business in which the combined organization will be engaged; and (5) other risks detailed in the North Bay Bancorp reports filed with the Securities and Exchange Commission.

SELECTED FINANCIAL DATA

The following table presents a summary of selected consolidated data for North Bay Bancorp and subsidiaries (the Company) for the five years ended December 31, 2001. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto appearing elsewhere in the annual report:

(In 000's except share data)

	2001	2000	1999	1998	1997
STATEMENTS OF OPERATIONS DATA:					
Interest income	$20,307	$16,700	$13,688	$11,907	$10,085
Interest expense	5,887	5,612	4,364	3,992	3,141
Net interest income	**14,420**	**11,088**	**9,324**	**7,915**	**6,944**
Provision for loan losses	447	385	240	240	240
Net interest income after provision for loan losses	**13,973**	**10,703**	**9,084**	**7,675**	**6,704**
Noninterest income	2,691	2,140	1,777	1,397	1,443
Noninterest expense	11,955	8,583	6,496	5,660	5,050
Provision for income taxes	1,687	1,647	1,650	1,301	1,243
Net income	**$3,022**	**$2,613**	**$2,715**	**$2,111**	**$1,854**
BASIC PER SHARE DATA: (1)					
Earnings per share	$1.47	$1.35	$1.54	$1.22	$1.12
Average shares outstanding	2,053,669	1,926,376	1,762,803	1,732,115	1,655,155
DILUTED PER SHARE DATA: (1)					
Earnings per share	$1.46	$1.33	$1.50	$1.18	$1.09
Average shares outstanding	2,076,143	1,958,853	1,804,496	1,785,957	1,707,431
BALANCE SHEET DATA:					
Total assets	$326,806	$247,469	$197,106	$180,291	$146,982
Net loans	183,548	150,008	120,166	94,775	80,991
Total deposits	292,441	216,638	172,380	162,173	131,390
Shareholders' equity	29,980	26,636	18,090	16,910	14,486

(1) All per share amounts have been adjusted to reflect the 5% stock dividends declared January 27, 1997, January 26, 1998, January 28, 1999, January 18, 2000, January 29, 2001 and January 28, 2002 as well as a two-for-one stock split effective October 1, 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENT

This Annual Report contains statements relating to future results of the Company that are considered to be "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, loan loss reserve adequacy, simulation of changes in interest rates and litigation results. Actual results may differ materially from those expressed or implied as a result of certain risks and uncertainties including, but not limited to, changes in political and economic conditions, interest rate fluctuations, competitive product and pricing pressures within the Company's markets, equity and fixed income market fluctuations, personal and corporate customers' bankruptcies, inflation, acquisitions and integrations of acquired businesses, technological change, changes in law, changes in fiscal, monetary, regulatory and tax policies, monetary fluctuations, success in gaining regulatory approvals when required as well as other risks and uncertainties. Such forward-looking statements speak only as of the date on which such statements are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

OVERVIEW

North Bay Bancorp (Bancorp), organized November 1, 1999, is the holding company for The Vintage Bank and Solano Bank (Banks), which are wholly owned subsidiaries. The consolidated entity (the Company) reported net income of $3,022,166, or $1.46 per share, in 2001 compared with $2,612,585, or $1.33 per share, in 2000 and $2,715,377, or $1.50 per share, in 1999, equating to a return on average assets of 1.00%, 1.17% and 1.44% for years 2001, 2000 and 1999, respectively. The return on average equity was 10.61% in 2001 compared with 11.70% and 15.52% in 2000 and 1999, respectively. The decrease in net income during 2000 compared with 1999 resulted primarily from costs associated with opening and operating Solano Bank, which commenced operation in July, 2000.

As of December 31, 2001, total assets were $326,805,690 compared with total assets of $247,469,066 and $197,106,319 at year end 2000 and 1999, respectively, representing a 32% increase in 2001 and a 26% increase in 2000. Deposits increased 35% in 2001 compared with a 26% increase in 2000. Loans, net of the allowance for loan losses, increased 22% in 2001 compared with a 25% increase in 2000.

SUMMARY OF EARNINGS

Net Interest Income

Net interest income before provision for loan losses was $14,420,237, $11,088,108 and $9,324,483 in 2001, 2000 and 1999, respectively, representing increases of 30% in 2001 and 19% in 2000.

Net interest income is impacted by changes in the volume and mix of earning assets and interest-bearing liabilities and changes in interest rates. The increase in net interest income in 2001 compared with 2000 was primarily the result of volume increases in loans and investments. The net interest margin (defined as net interest income divided by average earning assets) decreased slightly in 2001 to 5.30% from 5.46% in 2000 as the loan-to-deposit ratio decreased in 2001 compared to 2000. The Company has historically enjoyed an overall cost of funds lower than peer institutions of comparable size.



Taxable-equivalent interest income (defined as interest income adjusted for the tax benefit for holding tax exempt securities and loans) increased $3,590,234 or 21%, in 2001 compared with 2000. Increases in the volume of earning assets accounted for increasing interest income by $5,285,413, offset by a decrease of $1,695,179 attributable to lower rates. An increase in taxable-equivalent income of $2,979,385 or 21% in 2000 compared with 1999 consisted of a $2,588,644 increase due to growth of earning assets and an increase of $390,741 attributable to higher rates on earning assets.

Interest paid on interest-bearing liabilities increased $274,821 in 2001 compared with 2000. Increases in the volume of deposits and other borrowings increased interest paid by $1,373,981 offset by a $1,099,160 decrease attributable to a decline in rates. Interest paid on interest-bearing liabilities increased $1,248,242 in 2000 compared with 1999; the effect of volume increases accounted for $641,073 with an increase of $607,169 attributable to higher rates.

The net interest margin, using taxable equivalent interest income, was 5.36% in 2001 compared with 5.55% in 2000. The decrease in the net interest margin is primarily the result of a lower average loan-to-deposit ratio in 2001 compared to 2000 and changes in the market interest rates.

Assuming there are no dramatic changes in market interest rates or deposit mix, the net interest margin is expected to decline modestly during 2002, consistent with recent interest rate trends.

Provision and Allowance for Loan Losses

Credit risk is inherent in the business of lending. As a result, the Company maintains an Allowance for Loan Losses to absorb losses inherent in the Company's loan portfolio. This is maintained through periodic charges to earnings. These charges are shown in the Consolidated Income Statement as provision for loan losses. All specifically identifiable and quantifiable losses are immediately charged off against the allowance. However, for a variety of reasons, not all losses are immediately known to the Company and, of those that are known, the full extent of the loss may not be quantifiable at that point in time. The balance of the Company's Allowance for Loan Losses is meant to be an estimate of these unknown but probable losses inherent in the portfolio.

The Company's written lending policies, along with applicable laws and regulations governing the extension of credit, require risk analysis as well as ongoing portfolio and credit management through loan product diversification, lending limits, ongoing credit reviews both internal and external along with approval policies prior to funding of any loan. The Company manages and controls credit risk through diversification, close monitoring of any portfolio concentrations, loan limits to individuals and reviewing historical losses incurred by the Company. Loans that are performing but have shown some signs of weakness are subjected to more stringent reporting and oversight. Management has established a monitoring system for any concentration within the portfolio. Currently monitoring controls are in place for commercial real estate loans.

The existing portfolio consists of commercial loans to businesses, both commercial and residential real estate loans and consumer products. The portfolio contains variable rate loans as well as loans with rates fixed for up to ten years. Fixed rate loans primarily are associated with real estate lending.

As of December 31, 2001, loans increased $34 million, a 22% increase over that of 2000. On an average balance basis the Company's loan portfolio increased $33 million over the average balance in 2000. In 2000, average balances increased from the prior year by 28% or $30 million. The increase in 2001 was due to strong loan demand for commercial real estate loans along with an aggressive calling program.

Management recognizes that the estimation of probable loss in the portfolio is not a science and therefore the current Allowance for Loan Losses is not expected to be equal to the result of the assessment. It is expected, however, that the assessment will demonstrate that the actual reserve is adequate for coverage of probable loan losses in the existing portfolio. To the extent that the current allowance is deemed insufficient to cover the estimate of unidentified losses, Management will record an additional provision for loan loss. If the allowance is greater than appears to be required at that point in time, the provision expense may be adjusted accordingly.

Assessment of the Adequacy of the Allowance for Loan Losses and the Allocation Process

The Company formally assesses the adequacy of the allowance on a quarterly basis. Determination of the adequacy is based on ongoing assessments of the probable risk in the outstanding loan portfolio and, to a lesser extent, the Company's off balance sheet commitments. These assessments include periodic re-grading of credits based on changes in their individual credit characteristics including delinquency, seasoning, recent financial performance of the borrower, economic factors, changes in the interest rate environment, growth of the portfolio as a whole or by segment and other factors as warranted. Loans are initially graded when originated. They are re-graded as they are renewed, when there is a new loan to the same borrower, when identified facts demonstrate heightened risk of nonpayment or if they become delinquent on a frequent basis. Re-grading of problem loans will occur at least monthly. Confirmation of the quality of the grading process is obtained by independent credit reviews conducted by consultants specifically hired for this purpose and by regulatory examiners.

The Company evaluates individual loans that meet the its criteria (loans over $50,000 and graded substandard or lower) to determine if impaired and to establish a specific allowance as necessary. The Company establishes percentage allowance requirements for all other loans, according to their classification as determined by the Bank's internal grading system. These loans are identified through the following categories:

Watch — These loans are not classified, but they contain potentially unsatisfactory characteristics.

Special Mention — These assets constitute an undue and unwarranted credit risk, but not to the point of justifying a classification to substandard.

Substandard — These are loans inadequately protected by current sound worth, paying capacity of the borrower or pledged collateral. Substandard loans normally have one or more well-defined weaknesses that could jeopardize the repayment of the debt.

Doubtful — The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors which may work to the advantage and strengthening of the asset, writing down the loan and recognizing the loss is deferred until its more exact status may be determined.

The above, along with specific allocations for concentrations in real estate, off balance sheet, etc., are taken into consideration when evaluating the Company's allowance for loan losses.

As of December 31, 2001 the allowance for loan losses of $2,717,249 represented 1.46% of loans outstanding. This compared with an allowance balance of $2,268,048 December 31, 2000, representing 1.49% of loans outstanding. During 2001, 2000 and 1999 $447,000, $385,000 and $240,000, respectively was charged to expense for the provision for loan losses.

Non Performing Loans

The Company's policy is to place loans on nonaccrual status when, for any reason, principal or interest is past due for ninety days or more unless it is both well secured and in the process of collection. Any interest accrued, but unpaid, is reversed against current income. Thereafter, interest is recognized as income only as it is collected in cash. As of December 31, 2001 and 2000 there were no nonaccrual loans.

Historical Loan Loss & Recovery Experience

	Solano Bank	The Vintage Bank	Consolidated			
	2001	2000	2001	2000	2001	2000
Losses	$0	$0	$4,105	$105,508	$4,105	$105,508
Recoveries	0	0	6,306	1,625	6,306	1,625
Net loss (recovery)	0	0	(2,201)	103,883	(2,201)	103,883
Loan loss reserve	112,000	25,000	2,605,249	2,243,048	2,717,249	2,268,048
% of reserve charge-off	0.000%	0.000%	-0.001%	0.046%	-0.001%	0.046%
Loan portfolio	$25,827,435	$2,138,063	$160,438,115	$150,137,778	$186,265,550	$152,275,871
% of reserve to portfolio	.43%	1.17%	1.62%	1.49%	1.46%	1.49%

There have been no transactions in the past year to impact the allocation for loan loss. The increased allocation is due primarily to overall growth in the loan portfolio and related inherent risk of loss. Recoveries for 2001 out paced charged off loans within the portfolio for The Vintage Bank. Solano Bank, as a new company, has sustained no losses since opening for business July 2000. The Company reports minimal historical loss of $103,883 for the year 2000.

Conclusion

Based on the current conditions of the loan portfolio, Management believes that the $2,717,249 allowance for loan losses at December 31, 2001 is adequate to absorb probable losses inherent in the Bank's loan portfolio. No assurance can be given, however, that adverse economic conditions or other circumstances will not result in increased losses in the portfolio.

Noninterest Income

Noninterest income was $2,690,637 in 2001 compared with $2,140,266 in 2000 and $1,777,144 in 1999. The 26% increase in 2001 was primarily due to realizing net gains on the sale of investment securities. Fee income from service charges on deposit accounts increased 24% or $229,270 from the previous year compared with a decrease of 2% in 2000. The decrease in 2000 was due primarily to a fee "grace period" and waivers associated with a major systems conversion.



Noninterest Expense

Details of noninterest expense are as follows:

(In 000's)

	2001	2000	1999
Salaries & benefits	$6,349	$4,574	$3,497
Occupancy	854	655	401
Equipment/data processing	1,451	747	463
Other	3,300	2,607	2,135
Total	**$11,954**	**$8,583**	**$6,496**

Salaries and benefits expense increased 39% and 31% in 2001 and 2000, respectively, from the previous year. The increases were primarily due to increases in the number of full-time equivalent employees, which has increased from approximately 79 at year-end 1999 to 131 at year-end 2001. The increase was primarily the result of opening Solano Bank and new branches throughout the Company. It is anticipated that full-time equivalents will increase by approximately 5 during the year 2002 due to additional new branch openings.

The 30% increase in occupancy expense during 2001 compared with 2000 was primarily in rent and depreciation associated with opening three branches of Solano Bank. Occupancy expense is expected to increase approximately 30% in the year 2002 compared to 2001 due to the anticipated opening of three new offices.

Equipment and Data Processing expense increased 94% in 2001 compared with 2000. The increase was primarily due to an increase in depreciation expense resulting from accelerated depreciation on its host banking system in anticipation of a host system change during 2002. Equipment is depreciated over periods of three to five years.

Major anticipated capital purchases during 2002 include software for a new host banking system, leasehold improvements to new branch locations, some remodel of existing offices, additional equipment and furniture needed to equip new offices. Expenditures in these areas are anticipated to total approximately $1,750,000. All other anticipated expenditures for equipment during 2002, including routine purchases of vehicles and miscellaneous equipment, are expected to total less than $400,000. The financial impact of these capital expenditures, if all are made, will be to increase monthly depreciation expense by approximately $35,000.

The key components of other expenses are as follows:

(In 000's)

	2001	2000	1999
Professional services	$755	$547	$485
Business promotion	379	434	328
ATM expenses	222	167	160
Stationery & supplies	274	259	200
Insurance	111	76	64
Other	1,559	1,124	898
Total	**$3,300**	**$2,607**	**$2,135**

Professional services increased 38% in 2001 compared with 13% in 2000; the increase in 2001 was primarily due to increased legal fees associated with purchases of real estate and increases in fees for audits. Business promotion expense decreased 13% in 2001 compared with 2000 and increased 32% when comparing 2000 to 1999; these variations were primarily the result of increased marketing expenditures associated with the opening of Solano Bank in 2000. ATM expense increased 33% in 2001 compared with 2000; the increase is primarily due to an increase in the number of ATM's the Company operates. Stationery and supplies expense increased 6% and 30% in 2001 and 2000, respectively, reflecting overall volume increases and costs associated with the system conversion and opening Solano Bank in July, 2000. Insurance rates increased 46% and 19% in 2001 and 2000, respectively; these increases are consistent with increases in volumes and number of locations. Other expenses increased 39% and 25% in 2001 and 2000, respectively, primarily due to increased expenses in telephone, postage, courier services, conferences and other miscellaneous expenses.

The Company reported a provision for income taxes of $1,687,171 $1,647,347 and $1,650,000 for years 2001, 2000 and 1999, respectively. These provisions reflect accrual for taxes at the applicable rates for Federal and California State income taxes based upon reported pre-tax income, and adjusted for the beneficial effect of the Company's investment in qualified municipal securities. The Company has not been subject to an alternative minimum tax (AMT).

BALANCE SHEET

Total assets as of December 31, 2001 were $326,805,690 compared with $247,469,066 and $197,106,319, as of year-end 2000 and 1999, respectively, representing a 32% increase in 2001 and a 26% increase in 2000. Total deposits grew $75,803,334 to $292,441,196 in 2001, representing a 35% increase, compared with a 26% increase in 2000. Total loans, net of allowance for loan losses, grew $33,540,508 to $183,548,301 in 2001, representing a 22% increase compared with a 25% increase in 2000. Investment securities increased from $59,604,457 at year-end 2000 to $86,119,716 in 2001, a 44% increase, compared with an increase of 5% during 2000.

Liquidity and Capital Adequacy

The Company's liquidity is determined by the level of assets (such as cash, federal funds sold and marketable securities together with other funding sources) that are readily convertible and other funding sources to meet customer withdrawal and borrowing needs. The Company's liquidity position is reviewed by management on a regular basis to verify that it is adequate to meet projected loan funding and potential withdrawal of deposits. The Company has a comprehensive Asset/Liability Management and Liquidity Policy that it uses to determine adequate liquidity.

Securities classified as "Held-to-Maturity" are reported at amortized cost, and "Available-for-Sale" securities are reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of accumulated other comprehensive income. As of December 31, 2001, "Held-to-Maturity" securities had an amortized cost of $1,313,871 and "Available-for-Sale" securities had a fair value of $83,564,595 with an unrealized gain, net of income taxes, of $553,263 reflected as a component of accumulated other comprehensive income in the shareholders' equity section of the Balance Sheet. The Company owns equity securities carried at a cost of $1,241,250.

The Company also has available funding from other sources such as the Federal Home Loan Bank and federal fund lines of credit. As of December 31, 2001, the Company had approximately $94 million available from these sources for borrowing. The Company relies on these funding sources to assist in funding loans when loan demand outpaces deposit growth. Additionally the Company has a $1,846,154 unsecured loan which matures October, 2003. The loan is a variable rate loan tied to a reference rate consistent with the prime rate with principal and interest payments due quarterly.

At year-end 2001 liquid assets (defined as cash, Federal funds sold, deposits in other financial institutions and securities categorized as available-for-sale) represented 37% of total assets, as compared with 33% as of year-end 2000. The level of liquid assets at December 31, 2001 exceeds the liquidity required by the Company's liquidity policy. Management expects to be able to meet the liquidity needs of the Company during 2002 primarily through balancing loan growth with corresponding increases in deposits.

The Company is contemplating issuing trust preferred securities during the year 2002. Issuing these securities, which have both equity and debt characteristics, would increase the Company's liquidity ratios. Other anticipated impacts of a trust preferred issue would be increases in capital ratios and interest expense. The impact on net interest income would depend on the uses for funds

from the issue. Possible uses for the funds include equipment purchases, debt retirement, investments, acquisitions, capital injections into subsidiaries, purchase of Company stock or any combination of these alternatives.

Interest Rate Sensitivity

The following table sets forth the repricing opportunities for rate-sensitive assets and rate-sensitive liabilities at December 31, 2001. Rate sensitivity analysis usually excludes Noninterest-bearing demand deposits. Including these deposits, which totaled $77,117,476, would result in a significant shift in the gap position. Rate-sensitive assets and rate-sensitive liabilities are classified by the earliest possible repricing date or maturity, whichever comes first.

(In 000's)

	3 Months or Less	Over 3 Mos. To 1 Yr.	Over 1 Yr. To 5 Yrs.	Over 5 Years	Total
Interest rate-sensitive assets:					
Loans, gross	$64,367	$12,234	$69,134	$40,531	$186,266
Interest-bearing deposits in Other banks	0	100	0	0	100
Investment securities	1,013	14,878	25,835	44,394	86,120
Federal funds sold	18,000	0	0	0	18,000
Total	**83,380**	**27,212**	**94,969**	**84,925**	**290,486**
Interest rate-sensitive liabilities:					
Interest-bearing demand deposits	116,809	0	0	0	116,809
Time deposits >$100,000	19,260	14,545	3,912	507	38,224
Other time deposits	13,198	20,770	4,168	1,266	39,402
Savings deposits	20,889	0	0	0	20,889
Long-term borrowings	1,846	0	0	0	1,846
Total	**$172,002**	**$35,315**	**$8,080**	**1,773**	**$217,170**
Interest rate sensitivity gap	**($88,622)**	**($8,103)**	**$86,889**	**$83,152**	**$73,316**
Ratio of interest rate sensitivity to earning assets	**-30.51%**	**-2.79%**	**29.91%**	**28.63%**	

This table indicates that the Company has a "negative" GAP for twelve months into the future and a "positive" GAP beyond. The implication is that during the negative GAP "horizon" Company earnings will increase in a falling interest rate environment, as interest rates on interest-bearing liabilities reprice downward more rapidly than rates on earning assets; conversely, earnings would decline in a rising rate environment. This traditional analysis does not recognize or assume any "lag" in interest rate changes on earning assets and interest-bearing liabilities, and it assumes that all earning assets and interest-bearing liabilities reprice to the same absolute degree regardless of the mix of earning assets and interest-bearing liabilities. The Company utilizes a simulation model as its primary tool for asset/liability management. This model considers the effects of lags and different ranges of interest rate changes among various classes of earning assets and interest-bearing liabilities following a 1% or 2% change in the Fed Funds rate, and produces a more accurate projection of the impact changing interest rates will have on the Company. Based on the model, the Company is slightly asset sensitive, as opposed to being liability sensitive as indicated by the preceding table using traditional GAP analysis. As of December 31, 2001, the analysis indicates that our net interest income for the next 12 months would increase $76,000 or .53% if rates increase 100 basis points, and decrease $96,000 or .67% if rates decrease100 basis points.



The Company's capital ratios remained relatively steady during 2001 compared with 2000 levels. As of December 31, 2001, the Company's total risk-based capital ratio, Tier I risk-based capital ratio and leverage ratio were 13.2%, 12.1% and 9.2%, respectively. These compare with ratios of 14.9%, 13.7% and 10.8% as of December 31, 2000.

In January, 2002, the Company declared a 5% stock dividend and a $.20 per share cash dividend for shareholders of record as of March 4, 2002. The stock dividend will affect the Company's capital and its capital ratios only to the extent that cash is distributed in lieu of fractional shares. Accordingly, the stock dividend will not materially impact the Company's overall capital. The cash dividend will total approximately $400,000, equating to a reduction in the Company's leverage ratio of approximately .01%.

DESCRIPTION OF OPERATIONS

North Bay Bancorp (Bancorp) is a California corporation organized November 1, 1999 and is registered with the Board of Governors of the Federal Reserve System as a financial holding company under the Bank Holding Company Act of 1956, as amended. The Vintage Bank is a wholly-owned subsidiary of the Bancorp, organized as a state chartered Bank in 1984; Solano Bank is also a wholly-owned subsidiary of the Bancorp, organized as a state chartered Bank in 2000. The Vintage Bank engages in the commercial banking business in Napa County from its main banking office located at 1500 Soscol Avenue, Napa, California. The Vintage Bank has three other business locations, one located in the Brown's Valley Shopping Center at 3271 Brown's Valley Road, Napa, California, 3626 Bel Aire Plaza, Napa, California and one at 1065 Main Street in St. Helena, California opened on January 31, 2002. The Vintage Bank also has a remote ATM at 6498 Washington Street, Yountville, California. Solano Bank, organized as a state chartered Bank in July, 2000, also engages in the commercial banking business in Solano County from its main banking office located at 403 Davis Street, Vacaville, California. Solano Bank has three other business locations, one located at 1100 Texas Street, Fairfield, California, one at 1395 E. Second Street, Benicia, California and a fourth branch located at 976 Admiral Callahan Lane, Vallejo, California opened January 16, 2002. The Banks conduct commercial banking business, offering a full range of commercial banking services to individuals, businesses and agricultural communities of Napa and Solano Counties. The Banks emphasize their retail commercial banking operations and accept checking and savings deposits, issues drafts, sells traveler's checks and provide other customary banking services.

SECURITIES OF THE HOLDING COMPANY

The Company's outstanding securities consist of one class; common stock of which there were 1,960,902 shares outstanding at March 4, 2002, held by 1,051 shareholders of record. The Company's common stock is traded over-the-counter and is quoted on the OTC "Bulletin Board" under the symbol NBAN. The firm of Hoefer & Arnett serves as the primary market maker in the Company's stock.

The following table (adjusted for the 2001 and 2002 stock dividends) summarizes the common stock high and low bid prices based upon transactions of which the Company is aware:

Quarter ended	High	Low
March 31, 2000	$22.68	$17.23
June 30, 2000	20.64	17.91
September 30, 2000	20.41	18.59
December 31, 2000	19.50	18.59
March 31, 2001	19.95	17.23
June 30, 2001	19.05	18.10
September 30, 2001	19.53	18.10
December 31, 2001	19.52	18.10

There may be other transactions of which the Company is not aware and, accordingly, they are not reflected in the range of actual sales prices stated. Further, quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions. Additionally, since trading in the Company's common stock is limited, the range of prices stated are not necessarily representative of prices that would result from a more active market.



The Company paid cash dividends of $0.20 per share in each of the years 2001 and 2000. The holders of common stock of the Company are entitled to receive cash dividends when and as declared by the Board of Directors out of funds legally available. Federal Reserve Board regulations prohibit cash dividends, except under limited circumstances, if the distribution would result in a withdrawal of capital or exceed the Company's net profits then on hand after deducting its losses and bad debts. Furthermore, cash dividends cannot be paid without the prior written approval of the Federal Reserve Board if the total of all dividends declared in one year exceeds the total of net profits for that year plus the preceding two calendar years, less any required transfers to surplus under state or federal law. The shareholders right to receive dividends is also subject to the restrictions set forth in the California General Corporation Law. The Corporation Law provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. The Corporation Law further provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions, which generally stated are as follows: (1) The corporation's assets equal at least 1.25 times its liabilities; and (2) the corporation's current assets equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the corporation's interest expense for such fiscal years, then the corporation's current assets must equal at least 1.25 times its current liabilities. As of December 31, 2001, the Company had retained earnings of $7,453,716 eligible for dividends.

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000

	2001	2000
ASSETS		
CASH AND DUE FROM BANKS	$19,310,919	$15,881,119
FEDERAL FUNDS SOLD	18,000,000	9,475,000
Cash and cash equivalents	**37,310,919**	**25,356,119**
TIME DEPOSITS WITH OTHER FINANCIAL INSTITUTIONS	100,000	100,000
INVESTMENT SECURITIES:		
Held-to-maturity	1,313,871	1,353,119
Available-for-sale	83,564,595	57,019,538
Equity securities	1,241,250	1,231,800
TOTAL INVESTMENT SECURITIES	**86,119,716**	**59,604,457**
LOANS, net of allowance for loan losses of $2,717,249 in 2001 and $2,268,048 in 2000	183,548,301	150,007,793
BANK PREMISES AND EQUIPMENT, net	9,328,592	5,241,687
INTEREST RECEIVABLE AND OTHER ASSETS	10,398,162	7,159,010
Total assets	**$326,805,690**	**$247,469,066**
LIABILITIES AND SHAREHOLDERS' EQUITY		
DEPOSITS:		
Non-interest bearing	$77,117,476	$60,675,518
Interest-bearing	215,323,720	155,962,344
Total deposits	**292,441,196**	**216,637,862**
LONG-TERM DEBT	1,846,154	2,769,231
INTEREST PAYABLE AND OTHER LIABILITIES	2,538,710	1,425,589
Total liabilities	**296,826,060**	**220,832,682**
COMMITMENTS AND CONTINGENT LIABILITIES (Note 5)		
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value - Authorized 500,000 shares; Issued and outstanding - None		
Common stock, no par value - Authorized 10,000,000 shares; Issued and outstanding - 1,960,902 shares in 2001 and 1,850,445 shares in 2000	21,972,651	19,801,538
Retained earnings	7,453,716	6,752,673
Accumulated other comprehensive income	553,263	82,173
Total shareholders' equity	**29,979,630**	**26,636,384**
Total liabilities and shareholders' equity	**$326,805,690**	**$247,469,066**

The accompanying notes are an integral part of these statements.

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
INTEREST INCOME:			
Interest and fees on loans	$15,318,956	$12,927,364	$9,818,961
Interest on federal funds sold	1,012,299	520,563	192,223
Interest on investment securities - taxable	3,394,718	2,572,133	2,980,760
Interest on investment securities - tax exempt	574,556	674,823	689,683
Interest on time deposits with other financial institutions	6,862	5,558	6,947
Total interest income	**20,307,391**	**16,700,441**	**13,688,574**
INTEREST EXPENSE:			
Interest on interest-bearing transaction deposits	2,164,149	1,655,546	1,338,642
Interest on time and savings deposits	3,552,246	3,720,455	2,828,380
Interest on long-term debt	168,128	146,905	0
Interest on short-term borrowings	2,631	89,427	197,069
Total interest expense	**5,887,154**	**5,612,333**	**4,364,091**
Net interest income	**14,420,237**	**11,088,108**	**9,324,483**
PROVISION FOR LOAN LOSSES	447,000	385,000	240,000
Net interest income after provision for loan losses	**13,973,237**	**10,703,108**	**9,084,483**
NONINTEREST INCOME:			
Service charges on deposit accounts	1,185,183	955,913	978,858
Gain (loss) on securities transactions, net	325,456	(2,535)	9,753
Other	1,179,998	1,186,888	788,533
Total noninterest income	**2,690,637**	**2,140,266**	**1,777,144**
NONINTEREST EXPENSE:			
Salaries and related benefits	6,349,222	4,573,957	3,496,938
Occupancy	854,163	654,773	401,243
Equipment	1,451,276	747,078	462,579
Other	3,299,876	2,607,634	2,135,490
Total noninterest expense	**11,954,537**	**8,583,442**	**6,496,250**
Income before provision for income taxes	**4,709,337**	**4,259,932**	**4,365,377**
PROVISION FOR INCOME TAXES	1,687,171	1,647,347	1,650,000
NET INCOME	**$3,022,166**	**$2,612,585**	**$2,715,377**
BASIC EARNINGS PER SHARE:	$1.47	$1.35	$1.54
DILUTED EARNINGS PER SHARE:	$1.46	$1.33	$1.50

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2001, 2000 and 1999

	Common Shares Outstanding	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity	Comprehensive Income
BALANCE, DECEMBER 31, 1998	**1,437,491**	**$11,003,574**	**$5,521,351**	**$385,106**	**$16,910,031**	
Stock dividend	71,442	1,571,724	(1,581,240)		(9,516)	
Cash dividend			(287,498)		(287,498)	
Comprehensive income:						
Net income			2,715,377		$2,715,377	$2,715,377
Other comprehensive loss, net of tax:						
Cumulative effect of change in accounting principle					(154,379)	
Change in net unrealized loss on available-for-sale securities, net of tax and reclassification adjustment						(1,401,415)
Total other compreshensive loss				(1,555,794)	(1,555,794)	(1,555,794)
Comprehensive income						**$1,313,962**
Stock options exercised	27,635	317,891			317,891	
BALANCE, DECEMBER 31, 1999	**1,536,568**	**2,893,189**	**6,367,990**	**(1,170,688)**	**18,090,491**	
Stock dividend	76,509	1,912,725	(1,920,588)		(7,863)	
Cash dividend			(307,314)		(307,314)	
Comprehensive income:						
Net income			2,612,585		2,612,585	$2,612,585
Other comprehensive income, net of tax:						
Change in net unrealized gain on available-for-sale securities, net of tax and reclassification adjustment				1,252,861	1,252,861	1,252,861
Comprehensive income						**$3,865,446**
Issuance of common stock, net of issuance expenses of $132,561	227,273	4,867,445			4,867,445	
Stock options exercised	10,095	128,179			128,179	
BALANCE, DECEMBER 31, 2000	**1,850,445**	**19,801,538**	**6,752,673**	**82,173**	**26,636,384**	
Stock dividend	92,307	1,938,447	(1,949,743)		(11,296)	
Cash dividend			(371,380)		(371,380)	
Comprehensive income:						
Net income			3,022,166		3,022,166	$3,022,166
Other comprehensive income, net of tax:						
Change in net unrealized gain on available-for-sale securities, net of tax and reclassification adjustment				471,090	471,090	471,090
Comprehensive income						**$3,493,256**
Stock options exercised	18,150	232,666			232,666	
BALANCE, DECEMBER 31, 2001	**1,960,902**	**$21,972,651**	**$7,453,716**	**$553,263**	**$29,979,630**	

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2001, 2000 and 1999

(In 000's)

	2001	2000	1999
Cash Flows From Operating Activities:			
Net income	$3,022	$2,613	$2,715
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,352	634	362
Provision for loan losses	447	385	240
Amortization of deferred loan fees	(471)	(288)	(262)
Amortization (accretion) of investment securities premiums (discounts), net	121	13	(3)
Provision for deferred income taxes	(308)	(171)	(186)
Losses (gains) on sale or retirement of capital assets	0	11	(15)
Gain on securities transactions	(325)	(7)	(8)
Changes in:			
Interest receivable and other assets	(3,265)	(541)	117
Interest payable and other liabilities	1,150	(184)	510
Total adjustments	**(1,299)**	**(148)**	**755**
Net cash provided by operating activities	**1,723**	**2,465**	**3,470**
Cash Flows From Investing Activities:			
Investment securities held to maturity:			
Proceeds from maturities and principal payments	39	37	10
Purchases	0	0	(1,400)
Investment securities available for sale:			
Proceeds from maturities and principal payments	25,981	8,880	15,304
Proceeds from sales and recoveries	12,228	5,156	1,008
Purchases	(63,745)	(14,577)	(12,062)
Equity securities:			
Proceeds from sales	31	0	0
Purchases	(40)	(307)	(148)
Proceeds from sale of time deposits with other financial institutions	0	0	100
Net increase in loans	(33,516)	(29,939)	(25,369)
Sale and disposition of capital assets	42	0	22
Capital expenditures	(5,481)	(3,006)	(517)
Net cash used in investing activities	**(64,461)**	**(33,756)**	**(23,052)**
Cash Flows From Financing Activities:			
Net increase in deposits	75,803	44,258	10,207
Increase (decrease) in short-term borrowings	0	(5,000)	5,000
Increase in long-term borrowings	0	3,000	0
Re-payment of long-term borrowings	(923)	(231)	0
Stock options exercised	196	102	236
Stock issued, net of costs	0	4,867	0
Dividends	(383)	(315)	(297)
Net cash provided by financing activities	**74,693**	**46,681**	**15,146**
Net increase (decrease) in cash and cash equivalents	11,955	15,390	(4,436)
Cash and cash equivalents at beginning of year	25,356	9,966	14,402
Cash and cash equivalents at end of year	**$37,311**	**$25,356**	**$9,966**
Supplemental Disclosures of Cash Flow Information:			
Interest paid	$5,622	$6,370	$4,149
Income taxes paid	$1,448	$1,738	$1,396
Retirement of fixed assets	$139	$1,044	$0

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

North Bay Bancorp (Bancorp) is a registered financial holding company headquartered in Napa, California, established on November 1, 1999. Bancorp's principal line of business is serving as a holding company for The Vintage Bank and Solano Bank (the Banks), both California state chartered banks. The Banks operate four offices in the California county of Napa and four offices in the California county of Solano. The Banks offer a full range of commercial banking services to individuals and the business and agricultural communities. Most of the Banks' customers are retail customers and small to medium-sized businesses.



The consolidated financial statements of Bancorp and the Banks (collectively the Company) are prepared in conformity with accounting principles generally accepted in the United States and general practice within the banking industry. The more significant accounting and reporting policies are discussed below.

Principles of Consolidation The consolidated financial statements include the accounts of Bancorp and the Banks. All material intercompany transactions and accounts have been eliminated in consolidation.

Use of estimates in the preparation of financial statements The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment securities Investments in debt and equity securities are classified as "held-to-maturity" or "available-for-sale". Investments classified as held-to-maturity are those that the Company has the ability and intent to hold until maturity and are reported at cost, adjusted for the amortization or accretion of premiums or discounts. Investments classified as available-for-sale are reported at fair value with unrealized gains and losses net of related tax, if any, reported as other comprehensive income and are included in shareholders' equity.

Premiums and discounts are amortized or accreted over the life of the related investment security as an adjustment to yield using the effective interest method. Dividend and interest incomes are recognized when earned. Realized gains and losses are computed on the specific identification method. Securities with unrealized losses judged by the Company to be other than temporary are written down in the period such a determination is made.

Loans Loans are stated at the principal amount outstanding net of unearned income. Nonrefundable loan origination fees and loan origination costs are deferred and amortized into income over the contractual life of the loan. The majority of the Company's interest income is accrued on a simple interest basis.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The Company's policy is to place loans on nonaccrual status when management believes the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that the presumption of collectibility of interest no longer is prudent. When a loan is placed on nonaccrual status, any accrued and unpaid interest receivable is reversed and charged against current earnings. In determining income recognition on loans, generally no interest is recognized with respect to loans on which a default of interest or principal has occurred for a period of 90 days or more.

The Banks define a loan as impaired when it is probable the Banks will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate or based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

Allowance for loan losses The Banks maintain an allowance for loan losses at a level considered adequate to provide for probable losses inherent in the existing loan portfolio. The allowance is increased by provisions for loan losses and reduced by net charge-offs. The allowance for loan losses is based on estimates, and ultimate losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. The Banks make credit reviews of the loan portfolio and consider current economic conditions, historical loan loss experience, and other factors in determining the adequacy of the allowance.

Other real estate owned Other real estate owned represents real estate acquired through foreclosure and is carried at the lower of cost or fair value less estimated selling costs.

Premises and equipment Premises, leasehold improvements, furniture, fixtures and equipment are carried at cost net of accumulated depreciation and amortization, which are calculated on a straight-line basis over the estimated useful life of the property or the term of the lease (if less). Premises are depreciated over 40 years, furniture and fixtures are depreciated over five to 15 years, and equipment is generally depreciated over three to five years.

Income taxes For financial reporting purposes, the Company records a provision for income taxes using the liability method. A deferred tax liability or asset is recorded for all temporary differences between financial and tax reporting. Deferred tax expense or benefit results from the net change during the year of the deferred tax assets and liabilities. The measurement of tax assets and liabilities is based on the provisions of enacted tax laws.

Statements of cash flows The Company defines cash, due from banks, and federal funds sold as cash and cash equivalents for the statements of cash flows.

Stock-based compensation The Company uses the intrinsic value method to account for its stock option plans (in accordance with the provisions of Accounting Principles Board Opinion No. 25). Under this method, compensation expense is recognized for awards of options to purchase shares of common stock to employees under compensatory plans only if the fair market value of the stock at the option grant date (or other measurement date, if later) is greater than the amount the employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation", permits companies to continue using the intrinsic-value method to account for stock option plans or adopt a fair value based method. The fair value based method results in recognizing as expense over the vesting period the fair value of all stock-based awards on the date of grant. The Company has elected to continue to use the intrinsic value method and the pro forma disclosures required by SFAS 123 using the fair value method are included in Note 15.



Earnings per common share Basic Earnings per Share is computed by dividing net income by the weighted average common shares outstanding. Diluted EPS is computed by dividing net income by weighted average common shares outstanding including the dilutive effects of potential common share (e.g. stock options).

Comprehensive income For the Company, comprehensive income includes net income reported on the income statement and changes in the fair value of its available-for-sale investments reported as other comprehensive income.

Accounting and reporting changes Financial Accounting Standards Board SFAS No. 133; "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS No. 137 and SFAS No. 138), established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial position and measures those instruments at fair value.

Effective July 1, 1999, the Company adopted SFAS 133. The adoption of SFAS 133 did not materially impact the Company's financial position or results of operations. The Company does not currently utilize derivative instruments in its operations and does not engage in hedging activities. Under the provisions of SFAS No. 133, and in connection with its adoption, the Company reclassified investment securities carried at $13,506,000 with a fair value of $13,242,000 from the held-to-maturity classification to the available-for-sale classification. As a result of this transfer, an unrealized loss of $154,000, net of tax, was recognized in 1999's other comprehensive income as a cumulative effect of change in accounting principle.

(2) INVESTMENT SECURITIES

The amortized cost and estimated fair value of investments in debt and equity securities are summarized in the following tables. Included in the tables are equity securities that do not have readily determinable fair values because ownership is restricted and they lack a market. These securities are carried at cost and consist of Federal Reserve and Federal Home Loan Bank stock.

The amortized cost and estimated fair value of investment securities at December 31, 2001 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held-to-maturity:				
Municipal securities	**$1,313,871**	**$0**	**$0**	**$1,313,871**
Available-for-sale:				
Securities of the U.S. Treasury and other government agencies	24,317,312	248,983	0	24,566,295
Corporate debt securities	17,257,180	388,545	0	17,645,725
Mortgage-backed securities	28,021,340	339,577	148,104	28,212,813
Municipal securities	13,021,881	163,199	45,318	13,139,762
Total available-for-sale	**82,617,713**	**1,140,304**	**193,422**	**83,564,595**
Equity securities	**1,241,250**	**0**	**0**	**1,241,250**
Total investments	**$85,172,834**	**$1,140,304**	**$193,422**	**$86,119,716**

The amortized cost and estimated fair value of investment securities at December 31, 2000 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held-to-maturity:				
Municipal securities	**$1,353,119**	**$0**	**$0**	**$1,353,119**
Available-for-sale:				
Securities of the U.S. Treasury and other government agencies	5,539,365	25,714	26,499	5,538,580
Corporate debt securities	14,890,844	90,054	38,040	14,942,858
Mortgage-backed securities	23,885,783	162,395	137,324	23,910,854
Municipal securities	12,562,911	130,150	65,815	12,627,246
Total available-for-sale	**56,878,903**	**408,313**	**267,678**	**57,019,538**
Equity securities	**1,231,800**	**0**	**0**	**1,231,800**
Total investments	**$59,463,822**	**$408,313**	**$267,678**	**$59,604,457**

The following table shows the amortized cost and estimated fair value of investment securities by contractual maturity at December 31, 2001:

	Held-to-Maturity		Available-for-Sale		Equities	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$0	$0	$14,221,554	$14,337,509	$0	$0
After one but within five years	0	0	24,064,356	24,511,015	0	0
After five but within ten years	0	0	7,860,376	7,940,425	0	0
Over ten years	1,313,871	1,313,871	8,450,087	8,562,833	0	0
Equity securities	0	0	0	0	1,241,250	1,241,250
Mortgage-backed securities	0	0	28,021,340	28,212,813	0	0
Total	**$1,313,871**	**$1,313,871**	**$82,617,713**	**$83,564,595**	**$1,241,250**	**$1,241,250**

As of December 31, 2001 and 2000, securities carried at $1,035,000 and $502,500, respectively, were pledged to secure public deposits as required by law.

Total proceeds from the sale of securities available-for-sale during 2001 were $12,228,173. Gross gains of $325,456 were realized on those sales.

Total proceeds from the sale of securities available-for-sale during 2000 were $5,150,683. Gross losses of $7,510 were realized on those sales. The Company also recovered $4,975 on previously charged off securities.

Total proceeds from the sale of securities available-for-sale during 1999 were $1,004,179. Gross gains of $4,752 were realized on those sales. The Company also recovered $5,001 on previously charged off securities.

(3) LOANS AND ALLOWANCE FOR LOAN LOSSES

At December 31, 2001 and 2000, the loan portfolio consisted of the following, net of deferred loan fees of $903,748 and $779,290, respectively:

	2001	2000
Real estate loans	$106,850,930	$86,886,297
Installment loans	20,301,134	23,431,838
Construction loans	21,453,418	8,242,918
Commercial loans secured by real estate	7,930,041	5,114,931
Commercial loans	29,730,027	28,599,857
	186,265,550	**152,275,841**
Less allowance for loan losses	2,717,249	2,268,048
Total	**$183,548,301**	**$150,007,793**

There were no loans on nonaccrual status at December 31, 2001 or December 31, 2000. There was no interest foregone during 2001, 2000 or 1999. As of December 31, 2001 and 2000, there were no loans 90 days or more past due but still accruing interest.

Changes in the allowance for loan losses are as follows:

	2001	2000	1999
Balance, beginning of year	$2,268,048	$1,986,931	$1,751,693
Provision for loan losses	447,000	385,000	240,000
Loans charged off	(4,105)	(105,508)	(24,382)
Recoveries of loans previously charged off	6,306	1,625	19,620
Balance, end of year	**$2,717,249**	**$2,268,048**	**$1,986,931**

As of December 31, 2001 and 2000 there were no impaired loans. As of December 31, 1999 the Banks' recorded investment in impaired loans was $1,084,740, and the related valuation allowance was $231,737. This valuation allowance is included in the allowance for loan losses on the balance sheet. The average recorded investment in impaired loans was $0, $0 and $933,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Interest payments received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful, in which case payments received are recorded as reductions of principal. The Banks recognized interest income on impaired loans of $0, $0 and $81,697 in 2001, 2000 and 1999, respectively.

(4) PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2001 and 2000 consisted of the following:

	Cost	Accumulated Depreciation & Amortization	Net Book Value
2001			
Land	$2,578,200	$0	$2,578,200
Premises	4,673,102	629,978	4,043,124
Furniture, fixtures and equipment	4,662,400	2,539,237	2,123,163
Leasehold improvements	893,174	309,069	584,105
Total	**$12,806,876**	**$3,478,284**	**$9,328,592**
2000			
Land	$706,277	$0	$706,277
Premises	1,748,164	439,054	1,309,110
Furniture, fixtures and equipment	3,839,507	1,549,377	2,290,130
Leasehold improvements	1,171,259	235,089	936,170
Total	**$7,465,207**	**$2,223,520**	**$5,241,687**

Depreciation and amortization expense, included in occupancy expense and equipment expense, was $1,351,536, $634,336 and $361,854 in 2001, 2000 and 1999, respectively.

(5) COMMITMENTS AND CONTINGENCIES

The Banks lease the premises for their various offices. Total rent on such leases was $295,510, $270,154 and $138,654 in 2001, 2000 and 1999, respectively, and is included in occupancy and equipment expenses. The total commitments under non-cancelable leases are as follows:

Year	Total
2002	$344,629
2003	481,888
2004	489,481
2005	438,034
2006	325,261
Thereafter	1,223,688
Total	**$3,302,981**

(6) TIME DEPOSITS AND INTEREST ON TIME DEPOSITS

Time certificates of deposit in denominations of $100,000 or greater were $38,223,872 and $23,996,758 at December 31, 2001 and 2000, respectively. Interest expense on these deposits was $1,009,811, $1,188,766 and $813,293 for 2001, 2000 and 1999, respectively.

At December 31, 2001, the scheduled maturities of time deposits are as follows:

Year	Total
2002	$67,772,004
2003	7,131,251
2004	948,974
2005	961,623
2006	758,313
2007	53,421
Total	**$77,625,586**

(7) BORROWINGS

There were no short-term borrowings at December 31, 2001 or December 31, 2000. Short-term borrowings consist primarily of federal funds purchased and borrowings from the Federal Home Loan Bank of San Francisco (FHLB). The Company maintains a collateralized line of credit with the FHLB. Based on the FHLB stock requirements at December 31, 2001, this line provided for maximum borrowings of approximately $83 million; the Company also has available unused lines of credit totaling $11 million for Federal funds transactions at December 31, 2001.

The Company has an unsecured loan with Union Bank of California. The balance at December 31, 2001 was $1,846,154. The loan is a variable rate loan tied to a reference rate consistent with the prime rate which was 4.75% at December 31, 2001. Principal and interest payments are due quarterly on the loan and matures October 3, 2003.

(8) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Banks make commitments to extend credit in the normal course of business to meet the financing needs of their customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

The Banks are exposed to credit loss, in the event of nonperformance by the borrower, in the contract amount of the commitment. The Banks use the same credit policies in making commitments as they do for on-balance-sheet instruments and evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks, are based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, plant and equipment and real property.

The Banks also issue standby letters of credit, which are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support construction bonds, private borrowing arrangements and similar transactions. Most of these guarantees are short-term commitments expiring in decreasing amounts through 2002 and are not expected to be drawn upon. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Banks hold collateral as deemed necessary, as described above.

The contract amounts of commitments not reflected on the Balance Sheet at December 31, 2001 were as follows:

	Contractual Amounts
Loan commitments	$58,443,000
Standby letters of credit	$1,249,000

(9) CONCENTRATIONS OF CREDIT RISKS

The majority of the Banks' loan activity is with customers located in California, primarily in the counties of Napa and Solano. Although the Banks' have a diversified loan portfolio, a large portion of their loans are for commercial property, and many of the Banks' loans are secured by real estate in Napa and Solano County. Approximately 82% of the loans are secured by real estate. This concentration is presented below:

	As of December 31, 2001
Construction/Land Development:	
Land development	$4,941,336
Residential	5,781,296
Commercial	10,730,786
Real Estate	106,850,930
Commercial loans secured by real estate	7,930,041
Installment loans secured by real estate	17,350,185
Total	**$153,584,574**

(10) INCOME TAXES

The provision (benefit) for federal and state income taxes for the years ended December 31, 2001, 2000 and 1999 consisted of:

	2001	2000	1999
Current			
Federal	$1,471,000	$1,303,000	$1,345,000
State	524,000	515,000	491,000
	1,995,000	1,818,000	1,836,000
Deferred			
Federal	(324,000)	(116,000)	(164,000)
State	16,000	(55,000)	(22,000)
	(308,000)	($171,000)	($186,000)
Total	**$1,687,000**	**$1,647,000**	**$1,650,000**

Deferred tax assets and liabilities result from differences in the timing of the recognition of certain income and expense items for tax and financial accounting purposes. The sources of these differences and the amount of each are as follows as of December 31, 2001 and 2000:

	2001	2000
Deferred Tax Assets:		
Allowance for loan losses	$1,062,000	$879,000
Deferred compensation	276,000	0
State income tax	178,000	175,000
Depreciation	44,000	0
Other	0	116,000
	$1,560,000	**$1,170,000**
Deferred Tax Liabilities:		
Unrealized gain on securities	$394,000	$70,000
Accumulated accretion	117,000	63,000
Depreciation	0	265,000
Other	323,000	30,000
	834,000	**428,000**
Net Deferred Tax Asset	**$726,000**	**$742,000**

The Company had no valuation allowance as of December 31, 2001 or 2000.

The total tax differs from the federal statutory rate of 34% because of the following:

	2001		2000		1999	
	Amount	Rate	Amount	Rate	Amount	Rate
Tax provision at statutory rate	$1,628,000	34%	$1,448,000	34%	$1,503,000	34%
Interest on obligations of states and political subdivisions exempt from federal taxation	(161,000)	(3.4%)	(172,000)	(4%)	(193,000)	(3%)
State franchise taxes	319,000	6.8%	316,000	7.4%	317,000	7%
Other, net	(99,000)	(1.6%)	55,000	1.3%	23,000	2%
Total	**$1,687,000**	**35.8%**	**$1,647,000**	**38.7%**	**$1,650,000**	**40%**

(11) DIVIDEND RESTRICTIONS

The Company is regulated by the Board of Governors of the Federal Reserve System. Federal Reserve Board regulations prohibit cash dividends, except under limited circumstances, if the distribution would result in a withdrawal of capital or exceed the Bancorp's net profits then on hand after deducting its losses and bad debts. Furthermore, cash dividends cannot be paid without the prior written approval of the Federal Reserve Board if the total of all dividends declared in one year exceeds the total of net profits for that year, plus the preceding two calendar years, and less any required transfers to surplus under state or federal law.

The shareholders of North Bay Bancorp are entitled to receive dividends when and as declared by its Board of Directors out of funds legally available, subject to the restrictions set forth in the California General Corporation Law. The Corporation Law provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. The Corporation Law further provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions, which generally stated are as follows: 1) the corporation's assets equal at least 1.25 times its liabilities; and 2) the corporation's current assets equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the corporation's interest expense for such fiscal years, then the corporation's current assets must equal at least 1.25 times its current liabilities.

One of the primary sources of income for the Company, on a stand-alone basis, is the receipt of dividends from the Banks. The availability of dividends from the Banks is limited by various statutes and regulations. California law restricts the amount available for cash dividends by state-chartered banks to the lesser of retained earning or the bank's net income for its last three fiscal years (less any distributions to shareholders made during such period). In the event a bank is unable to pay cash dividends due to insufficient retained earnings or net income for its last three fiscal years, cash dividends may be paid under certain circumstances with the prior approval of the California Department of Financial Institutions (the "DFI").

(12) SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE

The Company declared 5% stock dividends on January 27, 1999, January 18, 2000, January 29, 2001 and January 28, 2002. As a result of the stock dividends, the number of common shares outstanding and earnings per share data was adjusted retroactively for all periods presented. In 2001 the effect of 8,092 outstanding options have been excluded from the calculation of diluted earnings per share as their inclusion would be anti-dilutive.

The following table reconciles the numerator and denominator of the Basic and Diluted earnings per share computations:

	Net Income	Weighted Average Shares	Per-Share Amount
For the year ended 2001			
Basic earnings per share	$3,022,166	2,053,669	$1.47
Stock options		22,474	
Diluted earnings per share		2,076,143	$1.46
For the year ended 2000			
Basic earnings per share	$2,612,585	1,926,376	$1.35
Stock options		32,477	
Diluted earnings per share		1,958,853	$1.33
For the year ended 1999			
Basic earnings per share	$2,715,377	1,762,803	$1.54
Stock options		41,693	
Diluted earnings per share		1,804,496	$1.50

(13) OTHER NONINTEREST INCOME AND EXPENSE

The components of Other Noninterest Income for the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
ATM surcharge	$248,510	$359,167	$223,345
Increase of cash value on insurance policies	296,110	133,753	156,232
Merchant services income	265,115	149,933	135,183
Commission on sale of non-deposit products	157,952	193,391	74,920
Other	212,311	350,644	198,853
Total	**$1,179,998**	**$1,186,888**	**$788,533**

The components of Other Noninterest Expense for the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Professional services	$754,858	$547,412	$485,320
Business promotions	379,181	433,503	328,068
ATM expenses	222,384	167,002	159,532
Stationary & supplies	274,369	258,734	199,789
Insurance	110,503	76,498	64,400
Other	1,558,581	1,124,485	898,381
Total	**$3,299,876**	**$2,607,634**	**$2,135,490**

(14) BUSINESS SEGMENTS

The Company's operating segments consist of its traditional community banking activities provided through the Banks' branches and activities related to the Bancorp. Community banking activities include the Banks' commercial and retail lending, deposit gathering and investment and liquidity management activities. The Company has aggregated the results of the Banks' branches into a single reportable segment, and the Bancorp activities reported as "Other".

The components of the Company's business segments for 2001 were as follows:

(In 000's)

	Community Banking	Other	Intersegment Adjustments	Consolidated
Interest income	$20,307	$0	$0	$20,307
Interest expense	5,719	168	0	5,887
Net interest income	**14,588**	**(168)**	**0**	**14,420**
Provision for loan losses	447	0	0	447
Noninterest income	2,856	4,754	(4,919)	2,691
Equity income of subsidiaries	0	3,852	(3,852)	0
Noninterest expense	10,976	5,898	(4,919)	11,955
Income before tax	**6,021**	**2,540**	**(3,852)**	**4,709**
Provision for Income taxes	2,169	(482)	0	1,687
Net Income	**$3,852**	**$3,022**	**($3,852)**	**$3,022**
Assets	$325,513	$32,771	($31,478)	$326,806
Loans, net	183,548	0	0	183,548
Deposits	294,442	0	(2,001)	292,441
Equity	29,476	29,980	(29,476)	29,980

The components of the Company's business segments for 2000 were as follows:

(In 000's)

	Community Banking	Other	Intersegment Adjustments	Consolidated
Interest income	$16,850	$0	($150)	$16,700
Interest expense	5,615	147	(150)	5,612
Net interest income	**11,235**	**(147)**	**0**	**11,088**
Provision for loan losses	385	0	0	385
Noninterest income	2,310	2,266	(2,436)	2,140
Equity income of subsidiaries	0	3,353	(3,353)	0
Noninterest expense	7,626	3,393	(2,436)	8,583
Income before tax	**5,534**	**2,079**	**(3,353)**	**4,260**
Provision for income taxes	2,176	(529)	0	1,647
Net income	**$3,358**	**$2,608**	**($3,353)**	**$2,613**
Assets	$246,055	$29,885	($28,471)	$247,469
Loans, net	150,008	0	0	150,008
Deposits	217,455	0	(817)	216,638
Equity	27,654	26,636	(27,654)	26,636

The components of the Company's business segments for 1999 were as follows:

(In 000's)

	Community Banking	Other	Intersegment Adjustments	Consolidated
Interest income	$13,688	$0	$0	$13,688
Interest expense	4,363	1	0	4,364
Net interest income	**9,325**	**(1)**	**0**	**9,324**
Provision for loan losses	240	0	0	240
Noninterest income	1,777	490	(490)	1,777
Noninterest expense	6,440	56	0	6,496
Income before tax	**4,422**	**433**	**(490)**	**4,365**
Provision for income taxes	1,650	0	0	1,650
Net income	**$2,772**	**$433**	**($490)**	**$2,715**
Assets	$197,003	$18,090	($17,987)	$197,106
Loans, net	120,166	0	0	120,166
Deposits	173,319	0	(939)	172,380
Equity	17,047	18,090	(17,047)	18,090

(15) STOCK OPTION PLAN

The Company has a stock option plan under which it may grant up to 555,739 options. The Company has granted 548,123 options through December 31, 2001. The option exercise price equals the stock's market price on the date of grant. The options become exercisable over five years and expire in five to ten years.

A summary of the status of the Company's stock option plan at December 31, 2001, 2000 and 1999 and stock option activity during the years then ended is presented in the table below:

	2001		2000		1999	
	Shares	Weighted Exercise Price	Shares	Weighted Exercise Price	Shares	Weighted Exercise Price
Outstanding at beginning of year	283,576	$16.59	173,800	$13.19	194,525	$11.19
Granted	69,038	$18.36	140,155	$20.46	27,783	$19.76
Exercised	(19,396)	$10.17	(11,130)	$8.70	(31,991)	$7.37
Cancelled	(487)	$6.57	(19,249)	$18.02	(16,517)	$11.67
Outstanding at end of year	332,731	$17.32	283,576	$16.59	173,800	$13.19
Exercisable at end of year	103,413	$15.12	63,211	$12.55	39,744	$11.45
Weighted-average fair value of options granted during the year	$6.23		$9.02			$6.97

The following table summarizes information about stock options outstanding at December 31, 2001:

Range of Exercise Prices	Options Outstanding Number Outstanding at 12/31/01	Weighted-Average Remaining Contractual (Life in years)	Weighted-Average Exercise Price	Options Exercisable Number Exercisable at 12/31/01	Weighted-Average Exercise Price
$12.15 to $18.10	120,644	.90	$13.06	72,603	$12.88
$20.30 to $21.60	75,246	3.00	$20.99	17,249	$20.90
$18.10 to $19.96	136,841	4.10	$19.80	13,561	$19.07
	332,731			**103,413**	

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: risk-free interest rate of 4.62% and 3.90% for options issued in 2001, 5.88%, 6.75% and 5.75% for options issued in 2000 and 4.75% and 6% for options issued in 1999; expected dividend yields of 1.01%, .92% and .94%; expected lives of 6 years and expected volatility of 28.02%, 31.05% and 26.32%.

The Company accounts for stock options using the intrinsic value method. Had the Company used the fair value based method prescribed by SFAS No. 123, the Company's net income and earnings per share amounts would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net Income:			
As reported	$3,022,166	$2,612,585	$2,715,377
Pro forma	$2,608,691	$2,267,333	$2,558,261
Earnings Per Share:			
As reported:			
Basic	$1.47	$1.35	$1.54
Diluted	$1.46	$1.33	$1.50
Pro forma:			
Basic	$1.27	$1.18	$1.45
Diluted	$1.26	$1.16	$1.42

(16) RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Banks make loans to directors, officers and principal shareholders on substantially the same terms, including interest rates and collateral, as those for comparable transactions with unaffiliated persons. An analysis of net loans to related parties for the year ended December 31, 2001 is as follows:

Balance at beginning of year	$4,062,052
Additions	10,090,599
Repayments	9,545,606
Balance at end of year	**$4,607,045**

Total undisbursed commitments as of December 31, 2001 were $3,069,810.

A law firm in which one of the Company's directors and one of its officers are principals serves as the Company's general counsel. During 2001, 2000 and 1999 fees of $135,000, $80,000 and $58,000, respectively, were paid to this firm.

(17) RESTRICTIONS

The Banks are required to maintain reserves with the Federal Reserve Bank equal to a percentage of its reservable deposits. Reserve balances that were required by the Federal Reserve Bank were $275,000 and $487,000 for December 31, 2001 and 2000, respectively, and are reported in cash and due from banks on the balance sheet.

(18) RETIREMENT PLANS

The Company has a Profit Sharing and Salary Deferral 401(K) Plan to enable its employees to share in the Company's profits and to defer receipt of a portion of their salaries. Employees can defer up to 15% of their base pay, up to the maximum amount allowed by the Internal Revenue Code. In addition, the Company makes discretionary contributions to the profit sharing account and the 401(K) account, which are determined by the Board of Directors each year. Amounts charged to operating expenses under this plan representing the Company's contribution were $223,200, $160,000 and $159,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

During 1998, The Vintage Bank implemented a Director's Supplemental Retirement Program. The Program contains a non-qualified defined benefit plan and a non-qualified defined contribution plan. Directors and select officers designated by the Board of Directors of the Company are covered by one or the other of these plans. The plans are unfunded, however the Bank has purchased life insurance on the lives of the participants and expects to use the cash values of these policies ($2,892,394 at December 31, 2001) to pay the retirement obligations.

During 2001, the Company implemented an Executive Officer Supplemental Retirement Plan. The Executive Supplemental Compensation Agreements entered into with select executive officers of the Company pursuant to the Plan provide for a defined cash benefit payable monthly upon retirement upon reaching age 65 (or upon or after age 62 with a reduced benefit). Benefits under these agreements vest over five year periods at the rate of 20% per year after five years' of service with credit for up to five years of prior service. The Plan is unfunded, however the Company has purchased life insurance on the lives of the participants and expects to use the cash values of these policies ($2,843,819 at December 31, 2001) to pay the retirement obligations. The Plan also provides a life insurance benefit to the designated beneficiary of the participants upon their death pursuant to the Executive Officer Endorsement Method Split Dollar Life Insurance component of the Plan.

(19) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 2001 and 2000:

(In 000's)

	2001		2000	
	Carrying Amounts	**Fair Value**	**Carrying Amounts**	**Fair Value**
Financial Assets:				
Cash and cash equivalents	$37,311	$37,311	$25,356	$25,356
Time deposits with other financial institutions	100	100	100	100
Investment securities	86,120	86,120	59,604	59,604
Loans, net	183,548	185,633	150,008	149,843
Accrued interest receivable	2,015	2,015	1,739	1,739
Financial Liabilities:				
Deposits	292,441	291,995	216,638	216,523
Short-term borrowings	0	0	0	0
Long-term borrowings	1,846	1,846	2,769	2,769
Accrued interest payable	383	383	118	118

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents - Cash and cash equivalents are valued at their carrying amounts because of the short-term nature of these instruments.

Investment Securities - Investment securities are valued at quoted market prices. See Note 2 for further analysis.

Loans - Loans with variable interest rates are valued at the current carrying value, because these loans are regularly adjusted to market rates. The fair value of fixed rate loans is estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities. The fair value of impaired loans is stated net of the related valuation allowance, if any.

Accrued interest receivable and payable - The balance approximates its fair value.

Deposits, time deposits with other Banks - The fair value of demand deposits, savings accounts and interest-bearing transaction accounts is the amount payable on demand at the reporting date. The fair value of time deposits is estimated by discounting the contractual cash flows at current rates offered for similar instruments with the same remaining maturities.

Borrowings – The balance approximates its fair value due to the short-term nature of these borrowings and the long-term borrowing has variable interest rate.

(20) COMPREHENSIVE INCOME

The changes in the components of other comprehensive income (loss) for the years ended December 31, 2001, 2000 and 1999 are reported as follows:

	2001	2000	1999
Unrealized holding gain (loss) arising during the period, net of tax expense of $335,157 for 2001, a tax expense of $891,346 for 2000 and a tax benefit of $1,106,868 for 1999.	$661,254	$1,251,380	($1,396,051)
Reclassification adjustment for net realized gains (losses) on securities available-for-sale included in net income during the year, net of tax expense of $135,292 for 2001, a tax benefit of $1,054 for 2000 and tax expense of $3,816 for 1999.	(190,164)	1,481	(5,364)
Other comprehensive income (loss)	**$471,090**	**$1,252,861**	**($1,401,415)**

(21) REGULATORY MATTERS

The Company is subject to various regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory—and possible additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2001, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Federal Reserve Bank categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's actual capital amounts and ratios are also presented in the table below:

(In 000's)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$32,117	13.24%	$19,402	>8.00%	$24,252	>10.00%
The Vintage Bank	23,788	11.54%	16,497	>8.00%	20,621	>10.00%
Solano Bank	7,825	22.36%	2,799	>8.00%	3,498	>10.00%
Tier I Capital (to Risk Weighted Assets)						
Consolidated	29,427	12.13%	9,701	>4.00%	14,551	>6.00%
The Vintage Bank	21,210	10.29%	8,248	>4.00%	12,373	>6.00%
Solano Bank	7,713	22.04%	1,400	>4.00%	2,099	>6.00%
Tier I Capital (to Average Assets)						
Consolidated	29,427	9.15%	12,866	>4.00%	16,082	>5.00%
The Vintage Bank	21,210	7.75%	10,948	>4.00%	13,685	>5.00%
Solano Bank	7,713	16.09%	1,918	>4.00%	2,397	>5.00%
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$28,822	14.85%	$15,530	>8.00%	$19,413	>10.00%
The Vintage Bank	21,374	11.78%	14,510	>8.00%	18,138	>10.00%
Solano Bank	8,465	77.56%	873	>8.00%	1,091	>10.00%
Tier I Capital (to Risk Weighted Assets)						
Consolidated	26,554	13.68%	7,765	>4.00%	11,648	>6.00%
The Vintage Bank	19,131	10.55%	7,255	>4.00%	10,883	>6.00%
Solano Bank	8,440	77.33%	437	>4.00%	655	>6.00%
Tier I Capital (to Average Assets)						
Consolidated	26,554	10.77%	9,859	>4.00%	12,323	>5.00%
The Vintage Bank	19,131	8.51%	9,792	>4.00%	12,240	>5.00%
Solano Bank	8,440	38.94%	867	>4.00%	1,084	>5.00%

(22) FINANCIAL STATEMENTS OF NORTH BAY BANCORP (Parent Company Only)

The Bancorp was organized as of November 1, 1999. As a result, information below is for the twelve (12) months ended December 31, 2001 and 2000 and the two month period ended December 31, 1999.

Condensed Balance Sheets

Assets	2001	2000
Cash and due from banks	$1,966,121	$72,764
Investment in The Vintage Bank	21,622,962	19,217,467
Investment in Solano Bank	7,853,445	8,436,538
Premises and equipment, net	1,190,562	1,479,489
Other assets	138,116	678,508
Total assets	**$32,771,206**	**$29,884,766**
Liabilities and shareholders' equity		
Long-term Borrowings	$1,846,154	$2,769,231
Other Liabilities	945,422	479,151
Total liabilities	**$2,791,576**	**$3,248,382**
Shareholders' equity		
Preferred stock, no par value - Authorized 500,000 shares Issued and outstanding - None		
Common stock, no par value - Authorized 10,000,000 shares Issued and outstanding - 1,960,902 shares in 2001 and 1,850,445 shares in 2000	$21,972,651	$19,801,538
Retained earnings	7,453,716	6,752,673
Accumulated other comprehensive income (loss)	553,263	82,173
Total shareholders' equity	29,979,630	26,636,384
Total liabilities and shareholders' equity	**$32,771,206**	**$29,884,766**

Condensed Income Statements

Income	2001	2000	1999
Dividends from subsidiaries	$2,500,000	$3,000,000	$490,055
Service fees from subsidiaries	4,753,816	2,270,856	0
Total Income	**7,253,816**	**5,270,856**	**490,055**
Expenses			
Interest on borrowings	168,128	146,905	826
Salaries and related benefits	3,274,914	2,012,749	0
Other expenses	2,621,920	1,380,699	56,275
Total expenses	**6,064,962**	**3,540,353**	**57,101**
Net income before tax benefit and equity in net income of subsidiaries	1,188,854	1,730,503	432,954
Tax benefit	482,000	528,653	0
Net income before equity in undistributed net income of subsidiaries	**1,670,854**	**2,259,156**	**432,954**
Equity in undistributed net income of subsidiaries	1,351,312	353,429	0
Net Income	**$3,022,166**	**$2,612,585**	**$432,954**

Condensed Statements of Cash Flows

	2001	2000	1999
Net income	$3,022,166	$2,612,585	$432,954
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	803,981	178,083	0
Changes in:			
Other assets	540,392	(663,088)	(15,420)
Interest payable and other liabilities	502,457	503,777	0
Total adjustments	**1,846,830**	**18,772**	**(15,420)**
Net cash provided by operating activities	**4,868,996**	**2,631,357**	**417,534**
Cash Flows From Investing Activities:			
Investment in Solano Bank	0	(9,000,000)	0
Sale and disposition of capital assets	4,392		
Capital expenditures	(519,446)	(1,568,479)	(88,216)
Net cash used in investing activities	**(515,054)**	**(10,568,479)**	**(88,216)**
Cash Flows From Financing Activities:			
Increase (decrease) in long-term borrowings, net	(923,077)	2,769,231	0
Dividend received from The Vintage Bank in excess of equity in net income	0	0	609,945
Equity in undistributed net income of subsidaries	(1,351,312)	(353,429)	0
Stock options exercised	196,480	102,553	0
Stock issued, net of cost	0	4,867,445	0
Dividends	(382,676)	(315,177)	0
Net cash provided by (used in) financing activities	**(2,460,585)**	**7,070,623**	**609,945**
Net increase (decrease) in cash and cash equivalents	1,893,357	(866,499)	939,263
Cash and cash equivalents at beginning of year	72,764	939,263	0
Cash and cash equivalents at end of year	**$1,966,121**	**$72,764**	**$939,263**

(23) SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following table sets forth the results of operation for the four quarters of 2001 and 2000, and is Unaudited. All per share amounts have been adjusted for the 2001 and 2002 stock dividends.

(In 000's, except per share data)

	December 31,	September 31,	June 30,	March 31,
2001 Quarters Ended				
Interest income	$5,142	$5,324	$5,086	$4,755
Interest expense	1,094	1,482	1,683	1,628
Net interest income	**4,048**	**3,842**	**3,403**	**3,127**
Provision for loan losses	114	111	111	111
Net Interest Income after provision for loan losses	**3,934**	**3,731**	**3,292**	**3,016**
Noninterest income	1,032	547	567	545
Noninterest expense	3,463	2,946	2,875	2,671
Income before provision for income taxes	**1,503**	**1,332**	**984**	**890**
Provision for income tax	575	414	362	336
Net income	**$928**	**$918**	**$622**	**$554**
Basic earnings per share:	$.47	$.45	$.30	$.27
Diluted earnings per share:	$.47	$.44	$.30	$.27
2000 Quarters Ended				
Interest income	$4,670	$4,282	4,025	3,723
Interest expense	1,553	1,444	1,326	1,289
Net interest income	**3,117**	**2,838**	**2,699**	**2,434**
Provision for loan losses	105	100	90	90
Net interest income after provision for loan losses	**3,012**	**2,738**	**2,609**	**2,344**
Noninterest income	482	515	629	514
Noninterest expense	2,589	2,294	1,932	1,768
Income before provision for income taxes	**905**	**959**	**1,306**	**1,090**
Provision for income tax	342	369	517	419
Net income	**$563**	**$590**	**$789**	**$671**
Basic earnings per share:	$.28	$.29	$.43	$.38
Diluted earnings per share:	$.27	$.29	$.42	$.37

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of North Bay Bancorp:

We have audited the accompanying consolidated balance sheets of North Bay Bancorp (a California Corporation) and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of North Bay Bancorp and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

San Francisco, California
February 19, 2002

DIRECTORS

NORTH BAY BANCORP



Thomas N. Gavin	Owner, Gavin & Schreiner
David B. Gaw Vice Chairman	Attorney with Gaw, Van Male, Smith, Myers & Miroglio A Professional Law Corporation
Fred J. Hearn, Jr.	CEO, Hearn Pacific Corporation dba Hearn Construction
Conrad W. Hewitt	Retired, Commissioner of California State Department of Financial Institutions
Harlan R. Kurtz	General Contractor and President of K-H Development Corporation
Richard S. Long	Chief Executive Officer, Regulus Integrated Solutions, LLC
Thomas H. Lowenstein	President, North Bay Plywood
Thomas F. Malloy Chairman	Senior Partner, Malloy Imrie & Vasconi Insurance Services LLC
Terry L. Robinson	President & Chief Executive Officer
James E. Tidgewell	Certified Public Accountant, G & J Seiberlich & Co LLP
CORPORATE SECRETARY	
Wyman G. Smith, III	Attorney with Gaw, Van Male, Smith, Myers & Miroglio A Professional Law Corporation

THE VINTAGE BANK



James L. Asbury	
Andrew J. Beckstoffer	
Sandra H. Funseth	
David B. Gaw	
William L. Kastner	
Harlan R. Kurtz	
Thomas H. Lowenstein	Chairman
Thomas F. Malloy	
Andrew J. Nicks, M D	
Terry L. Robinson	President & CEO
Carolyn D. Sherwood	
James E. Tidgewell	Vice Chairman
Directors Emeritus	
Houghton Gifford, M D	
Harlan R. Kurtz	General Contractor and President of K-H Development Corporation
Joseph Vallerga	

SOLANO BANK



Gary J. Falati	
Thomas N. Gavin	Chairman
David B. Gaw	
Fred J. Hearn, Jr.	
Michael D. O'Brien	
Terry L. Robinson	
Kenneth B. Ross	
Stephen C. Spencer	
Denise C. Suihkonen	Vice Chairman
Glen C. Terry	President & CEO
Robert J. Wood	

CORPORATE INFORMATION

Corporate Headquarters

1500 Soscol Avenue
Napa, CA 94559-1314

The Vintage Bank Office Locations

Main Office
1500 Soscol Avenue
Napa, CA 94558-1314

3271 Browns Valley Road
Napa, CA 94558-5499

3626 Bel Aire Plaza
Napa, CA 94558-2831

1065 Main Street
St. Helena, CA 94574

Solano Bank Locations

Main Office
403 Davis Street
Vacaville, CA 95688

1100 Texas Street
Fairfield, CA 94533

1395 E. Second Street
Benicia, CA 94510

976 A Admiral Callaghan Lane
Vallejo, CA 94591

Shareholder Information
Trading OTC Bulletin Board - Symbol NBAN

Market Makers
Hoefer & Arnett
353 Sacramento Street, 10th Floor
San Francisco, CA 94111
(800) 346-5544

Wedbush Morgan Securities
1300 S. W. Fifth Ave., Suite 2000
Portland, OR 97201
(800) 234-0480

Transfer Agent
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948

Notice of Annual Meeting
Green Valley Country Club
35 Country Club Drive
Suisun, CA 94585
April 30, 2002 - 7:00 p.m.

General Counsel
Wyman G. Smith, III
Van Male, Smith, Myers & Miroglio
1000 Main Street, Suite 300
Napa, CA 94559

Corporate Secretary
Wyman G. Smith, III

Independent Public Accountants
Arthur Andersen LLP
101 Second Street, Suite 1100
San Francisco, CA 94105-3601

Web Site
www.northbaybancorp.com

For additional copies of this report or copies of the 10-K Report contact: Pansy F. Smith Assistant Corporate Secretary
North Bay Bancorp 1500 Soscol Avenue Napa, CA 94559-1314 (707) 259-2345

n o t e s

notes

notes

North Bay Bancorp

1500 Soscol Avenue

Napa, California 94559-1314

t. 707.257.8585

f. 707.226.1247

www.northbaybancorp.com

Solano Bank (headquarters)

403 Davis Street

Vacaville, California 95688

t. 707.452.7000

f. 707.452.7169

www.solanobank.com

Vintage Bank (headquarters)

1500 Soscol Avenue

Napa, California 94559-1314

t. 707.257.8585

f. 707.226.1247

www.vintagebank.com




North Bay
BANCORP